Caitlin L. Murray	Goodwin Procter LLP
+1 617 570 1218	100 Northern Avenue
cmurray @goodwinlaw.com	Boston, MA 02210
goodwinlaw.com
+1 617 570 1000

May 23, 2018

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

Aptinyx Inc.

909 Davis Street, Suite 600

Evanston, IL 60201

Telephone: (847) 871-0377

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND OVERNIGHT DELIVERY

Keira Nakada

Kevin Vaughn

Ada D. Sarmento

Christine Westbrook

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                                                     Aptinyx Inc.

Registration Statement on Form S-1

File No. 333-

CIK No. 0001674365

Ladies and Gentlemen:

On behalf of our client, Aptinyx Inc. (the “Company”), we submit this letter in response to comments received from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 26, 2018 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-), originally confidentially submitted to the Commission on March 30, 2018 and originally filed by the Company with the Commission on May 4, 2018 (the “Registration Statement”). In this letter, we are responding only to Comment 6 of the Comment Letter.

CONFIDENTIAL TREATMENT REQUESTED BY APTINYX INC.

ESTIMATED IPO PRICE RANGE

To assist the Staff of the Commission in the review of the Registration Statement, the Company advises the Staff that the underwriters in the initial public offering have communicated to the Company that they currently expect the proposed price range for the common stock to be between $[***] to $[***] per share (the “Price Range”), before giving effect to a reverse stock split (the “Stock Split”) to be implemented prior to the initial public offering (“IPO”) resulting in a midpoint of the Price Range of $[***] per share (the “Midpoint Price”). The anticipated price range for this offering is based on a number of factors, including the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies, preliminary feedback from “testing the waters” meetings with prospective investors, and preliminary discussions with the underwriters for this offering regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated price range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company expects to reflect the Stock Split in a pre-effective amendment to the Registration Statement that includes the estimated preliminary Price Range; however, all dollar amounts and per share amounts in this letter are pre-Stock Split, and therefore, consistent with the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to Ashish Khanna, Chief Financial Officer and Chief Business Officer, Aptinyx Inc., 909 Davis Street, Suite 600, Evanston, IL 60201, before it permits any disclosure of the bracketed information in this letter.

Stock Option Grants and Common Stock Valuation

As stated in the Registration Statement, the Company has granted stock-based awards, consisting of stock options and restricted stock, to its employees and certain members of its board of directors.  The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for the purpose of calculating the estimated fair value of the stock options. In the preceding twelve months, the Company’s board of directors, with input from management, determined the estimated fair value per share of the Company’s common stock to be $0.09 as of January 31, 2017, $0.19 as of December 31, 2017, and $0.29 as of April 25, 2018, after considering valuation reports from an independent third-party valuation specialist and its assessments of additional objective and subjective factors that it believed were relevant and which could have changed from the date of the previous valuation. Set forth below in this letter is a discussion of each valuation and option grant in the preceding twelve months, along with a comparison of the estimated fair value of the Company’s common stock at April 25, 2018 to the Midpoint Price.

CONFIDENTIAL TREATMENT REQUESTED BY APTINYX INC.

The following table presents a summary of equity awards in the preceding twelve months:

Grant date	Type of award	Number of shares	Exercise price of options per share	Estimated fair value of common stock per share on grant date
06/13/2017	Options	2,275,000	$0.09	$0.09
02/20/2018	Options	49,085,322	$0.19	$0.19
05/03/2018	Options	3,771,511	$0.29	$0.29

January 31, 2017 Valuation

In preparing the January 31, 2017 valuation, the Company determined the enterprise value using the option pricing method (“OPM”). The resulting estimated fair value of the Company’s common stock was $0.09 per share.  Under the OPM, the Company used a back-solve method so that the enterprise value equaled the contemplated value of the Company determined by the Series A-2 Preferred Stock financing transaction, which closed on February 2, 2017. A discount for lack of marketability (“DLOM”) of 39.6% was applied to derive the valuation price. The DLOM used was derived from the then-current estimates of the time to a liquidity event made by the Company’s board of directors, with input from the Company’s senior management.

June 13, 2017 Grants

At the grant date listed immediately above, the Company’s board of directors determined that the estimated fair value of the Company’s common stock was $0.09 per share in consideration of the valuation analysis as of January 31, 2017, and its assessment of additional objective and subjective factors that it believed were relevant and which could have changed from the date of the most recent valuation through the date of the grant. As part of this determination, the Company’s board of directors assessed and concluded that no significant internal or external value-generating events had taken place between the January 31, 2017 valuation date and the grant date listed immediately above.

December 31, 2017 Valuation

In preparing the December 31, 2017 valuation, the Company relied on the Series B Preferred Stock financing transaction with both existing and new third-party investors, which closed on December 11, 2017, and allocated enterprise value using probability-weighted expected return model (the “PWERM”) that incorporated three allocation methods: two distinct IPO scenarios—an early IPO and a late IPO—in addition to an OPM to project future outcomes of the Company (the “Private Scenario”).  The early IPO assumed that the Company would complete an IPO within six months while the late IPO assumed the Company would complete an IPO within fifteen months. In the scenario of an early IPO, the probability weighting was 25%; in the scenario of a late IPO, the probability weighting was 25%; and in the Private Scenario, the probability weighting was 50%.  The resulting estimated fair value of the Company’s common stock was $0.19 per share.

CONFIDENTIAL TREATMENT REQUESTED BY APTINYX INC.

Significant value-generating events occurred between the June 13, 2017 grant date and the December 31, 2017 valuation, including:

•                  on August 1, 2017, the Company announced randomization of the first subjects in a Phase 2 clinical study of its lead program, NYX-2925, in subjects with neuropathic pain associated with diabetic peripheral neuropathy, as well as initiation of an exploratory Phase 2 study of NYX-2925 in subjects with fibromyalgia;

•                  on December 7, 2017, the Company announced initiation of a Phase 1 clinical study for its second clinical candidate, NYX-783, in post-traumatic stress disorder and the FDA’s Fast Track designation for the development program; and

•                  on December 11, 2017, the Company completed a $70 million Series B Preferred Stock financing with both existing and new third-party investors.

February 20, 2018 Grants

At the grant date listed immediately above, the Company’s board of directors determined that the estimated fair value of the Company’s common stock was $0.19 per share in consideration of the valuation analysis as of December 31, 2017 and its assessment of additional objective and subjective factors that it believed were relevant and which could have changed from the date of the most recent valuation through the date of the grant. As part of this determination, the Company’s board of directors assessed and concluded that no significant internal or external value-generating events had taken place between the December 31, 2017 valuation date and the grant date listed immediately above.  The reason that the probability of the early IPO was not determined to be higher than 25% as of February 20, 2018 was due, in part, to the fact that the Company continued to evaluate financing and execution timing options, as well as the fact that the Company’s board of directors had not yet approved the Company proceeding with the IPO.

April 25, 2018 Valuation

In preparing the April 25, 2018 valuation, the Company allocated enterprise value using the PWERM that incorporated four allocation methods: three distinct IPO scenarios—a high-priced early IPO, a low-priced early IPO, and a late IPO—in addition to a Private Scenario.  The high- and low-priced early IPO scenarios assumed that the Company would complete an IPO within three months while the late IPO assumed the Company would complete an IPO within twelve months. In the scenario of a high-priced early IPO, the probability weighting was 30%; in the scenario of a low-priced early IPO, the probability weighting was 10%; in the scenario of a late IPO, the probability weighting was 20%; and in the Private Scenario, the probability weighting was 40%.  The resulting estimated fair value of the Company’s common stock was $0.29 per share (“April Valuation Price”).

The significant value-generating factor that occurred between the February 20, 2018 grant date and the April 25, 2018 valuation was an increase in the probability of an IPO—especially an early IPO—and a corresponding decrease in the probability of the Private Scenario. Specifically, it was determined that the early IPO probability had increased from 25% to 40% (i.e., the sum of the 10% and 30% probabilities of the low- and high-priced early IPO scenarios, respectively). It was determined that the overall IPO probability had increased from 50% to 60% (i.e., the sum of the 40% and 20% probabilities of the early and late IPO scenarios, respectively). Accordingly, it was determined that the Private Scenario probability had decreased from 50% to 40%. These probability adjustment determinations were based on the following events:

•                  on March 5, 2018, the Company held an organizational meeting with underwriters to launch the process of preparing for an IPO by drafting and confidentially submitting the Registration Statement; and

CONFIDENTIAL TREATMENT REQUESTED BY APTINYX INC.

•                  on March 30, 2018, the Company confidentially submitted the Registration Statement to the Commission.

The reason that the probability of an IPO was determined not to be higher than 60% was because the Company’s board of directors had not yet approved proceeding with the IPO, the Company was well-financed and retained a large cash position, and the Company continued to evaluate financing and execution options.

May 3, 2018 Grants

At the grant date listed immediately above, the Company’s board of directors determined that the estimated fair value of the Company’s common stock was $0.29 per share in consideration of the valuation analysis as of April 25, 2018 and its assessment of additional objective and subjective factors that it believed were relevant and which could have changed from the date of the most recent valuation through the date of the grant. As part of this determination, the Company’s board of directors concluded that no significant internal or external value-generating events had taken place between the April 25, 2018 valuation date and the grant date listed immediately above.

Comparison of the April Valuation Price and the Midpoint Price

As is typical in an initial public offering, the estimated price range for the offering was not derived using a formal determination of estimated fair value, but rather was determined primarily by negotiation between the Company and the underwriters. Among the factors that were considered in setting the Price Range were the following:

•                  an analysis of the typical valuation ranges seen in recent initial public offerings for clinical-stage biopharmaceutical companies;

•                  an assumption that there would be a receptive public trading market for pre-commercial, clinical-stage biopharmaceutical companies such as the Company; and

•                  an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Midpoint Price exceeds the April Valuation Price of $0.29 per share, which was determined as described above, by $[***] per share. The Company respectfully submits that the difference between the April Valuation Price and the Midpoint Price is primarily attributable to the following factors:

•                  Feedback from prospective investors following the “testing the waters” meetings that occurred between April 19, 2018 and May 11, 2018.  Although some of the “testing the waters” meetings occurred prior to the April 25, 2018 valuation, it was only after the May 3, 2018 grant date that the feedback from those meetings was compiled by the underwriters and provided to the Company and that the Company’s management and board of directors decided to publicly file the Registration Statement with the Commission.

•                  On May 16, 2018, Allergan notified the Company of its exercise of its option with respect to a clinical stage compound from the Company’s discovery platform.

•                  On May 18, 2018, the Company filed an Investigational New Drug Application for its third product candidate, NYX-458, with the Neurology division of the U.S. Food and Drug Administration.

•                  The methodology for determining the April Valuation Price incorporated multiple liquidity scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The Midpoint Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s convertible preferred stock will be

CONFIDENTIAL TREATMENT REQUESTED BY APTINYX INC.

converted into common stock. This factor is significant because the holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock. The Midpoint Price assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation.

•                  The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity, increase the Company’s strategic flexibility and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize its product candidates.

•                  The valuation report prepared by management and the Company’s independent third-party valuation specialist in determining the April Valuation Price utilized a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation report are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Practice Guide on Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

•                  The inclusion of other factors by the underwriters in their valuation models of indicated market values in determining the Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company, or are not quantifiable in the Company’s valuation models as a private company, or are not objectively determinable by the Company.

•                  The Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s common stock as of the May 3, 2018 grant date represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. This illiquidity accounts for a substantial portion of the difference between the April Valuation Price and the Midpoint Price.

The Company believes the anticipated price range for this offering is reasonable based on the above referenced factors. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s discussion and analysis of financial condition and results of operations — Critical accounting policies and significant judgments and estimates — Stock-based compensation” for additional background regarding its equity grant valuation methodologies to date.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.  Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to it pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED BY APTINYX INC.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1218.

Respectfully submitted,

GOODWIN PROCTER LLP

/s/ Caitlin Murray
Caitlin Murray, Esq.

Enclosures

cc:                                Norbert G. Riedel, Ph.D., Aptinyx Inc.

Ashish Khanna, Aptinyx Inc.

Mitchell S. Bloom, Esq., Goodwin Procter LLP

Arthur McGivern, Esq., Goodwin Procter LLP

Deanna L. Kirkpatrick, Esq., Davis Polk & Wardwell LLP

Marcel R. Fausten, Esq., Davis Polk & Wardwell LLP

CONFIDENTIAL TREATMENT REQUESTED BY APTINYX INC.